Exhibit 99.1

Pembina Pipeline Corporation To Expand Vantage Pipeline

CALGARY, Feb. 10, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it has entered into agreements to expand the Vantage pipeline system ("Vantage") (the "Vantage Expansion") for an estimated capital cost of $85 million.

The Vantage Expansion entails increasing Vantage's mainline capacity from 40,000 barrels per day ("bpd") to approximately 68,000 bpd through the addition of mainline pump stations and the construction of a new 80 kilometre ("km"), 8-inch gathering lateral.

The Vantage mainline expansion is supported by a long-term, fee-for-service agreement, with a substantial take-or-pay component, and the gathering lateral is underpinned by a fixed return on invested capital agreement. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early 2016.

Once the Vantage Expansion is in-service, Pembina expects that the overall system, including base capacity, expansion capacity and volumes from the Company's Saskatchewan Ethane Extraction Plant will result in an EBITDA range of $75 million to $110 million per year, with the base of the range representing consolidated take-or-pay volumes.

"This expansion has been a priority for us since acquiring Vantage in September 2014, and we are very pleased to see it come to fruition" said Mick Dilger, Pembina's President and Chief Executive Officer. "It supports our strategy to grow our fee-for-service-based cash flow stream, improves the accretion of the Vantage acquisition and will provide long-term shareholder value."

Vantage is a recently constructed, approximately 700 km high vapour pressure pipeline that links a growing supply of ethane from the prolific North Dakota Bakken play to the petrochemical market in Alberta. It originates from a large-scale gas plant in Tioga, North Dakota extending northwest, through Saskatchewan and terminating near Empress, Alberta, where it is connected to the Alberta Ethane Gathering System pipeline.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

All financial figures are in Canadian dollars, using a CND/US dollar exchange rate of 0.8275.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina refers to earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is a non- GAAP financial measure is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments.  EBITDA does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Pembina's management believes that EBITDA provides useful information to investors as it is an important indicator of the Company's ability to generate liquidity through cash flow from operating activities, and EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios.  Management uses EBITDA to set objectives and as a key performance indicator of the Company's success.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: the Vantage Expansion including the anticipated benefits of the Vantage Expansion to Pembina; the planned capacity of the Vantage Expansion; the anticipated capital expenditures related to the Vantage Expansion; the expected in-service date of the Vantage Expansion; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; and potential revenue and cash flows. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: the ability of the parties to satisfy the conditions of the Vantage Expansion in a timely manner; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure of the parties to satisfy the conditions to the Vantage Expansion, including required regulatory approvals, in a timely manner, or at all; the failure to realize the anticipated benefits of the the Vantage Expansion; fluctuations in CND/US dollar exchange rates; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release.  The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the Vantage Expansion.  Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Finance & Chief Financial Officer
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 15:27e 10-FEB-15